                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 28)

                              Quanta Services, Inc.
                                (Name of Issuer)

                        Common Stock, $0.00001 par value
                         (Title of Class of Securities)

                                    74762E102
                                 (CUSIP Number)

 Leslie J. Parrette, Jr., Senior Vice President, General Counsel and Corporate Secretary
                 Aquila, Inc. (formerly, UtiliCorp United Inc.)
        20 West Ninth Street, Kansas City, Missouri 64105 (816) 421-6600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 27, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following
box. |  |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                               CUSIP No. 74762E102
------- ------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Aquila, Inc. (formerly, UtiliCorp United Inc.)    #440541877
------- ------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)
          (b)  X
------- ------------------------------------------------------------------------
   3    SEC USE ONLY
------- ------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)
------- ------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OR ORGANIZATION

        Delaware
------- ------------ -----------------------------------------------------------
  NUMBER OF SHARES         7       SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                 20,821,579
    PERSON WITH
                      ------------ ---------------------------------------------
                           8       SHARED VOTING POWER
                                   None*
                      ------------ ---------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   20,821,579
                      ------------ ---------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   None
-------- -----------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         20,821,579
-------- -----------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
                       X
-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.03%**
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)
         CO
-------- -----------------------------------------------------------------------

*    This representation is qualified by the fact that, as described in Item 4 of the Schedule 13D, originally filed on October 4, 1999, Aquila has the ability to vote or direct the vote of the shares subject to the
     Stockholder's Voting Agreements only in two limited, tax-related circumstances. Aquila expressly disclaims beneficial ownership to any shares of Common Stock that are subject to the Stockholder's Voting
     Agreements.

**   The percentage reflected in row 13 above is obtained by using 77,024,653 shares as the denominator (in accordance with Rule 13d-3(d)(1)(i)(B)). This denominator includes: (a) 59,799,848 shares of Issuer's issued and outstanding Common Stock (as indicated as outstanding as of August 9, 2002 in Issuer's Form 10-Q filed on August 14, 2002), and (b) 17,224,805 shares of Common Stock into which Issuer's Series A Convertible Preferred Stock held by Aquila is convertible. Also note that the percentage of Common
     Stock owned by Aquila on a partially diluted basis is approximately 25.62%.
     This percentage is obtained by using 81,271,799 shares as the denominator, which includes (a) the 77,024,653 shares discussed above, (b) 1,083,750 shares of Limited Vote Common Stock (as indicated as outstanding as of
     August 9, 2002 in Issuer's Form 10-Q filed on August 14, 2002), and (c)
     3,163,396 shares of Common Stock into which the Issuer's Convertible
     Subordinated Notes can be converted (as indicated in the Issuer's Form 10-Q filed on August 14, 2002). Aquila's ownership can be further diluted by (x)
     other classes of Issuer's securities that can be converted into Common
     Stock and (y) shares of Common Stock issuable under Issuer's Stock Option
     Plan.

                               AMENDMENT NO. 28 TO
                            STATEMENT ON SCHEDULE 13D

INTRODUCTION

     All information herein with respect to Aquila, Inc. (formerly known as
UtiliCorp United Inc.), a Delaware corporation ("Reporting Person" or "Aquila"), and the common stock, par value $0.00001 per share (the "Common Stock"), of
Quanta Services, Inc., a Delaware corporation ("Issuer" or "Quanta"), is correct to the best knowledge and belief of Aquila. The Schedule 13D originally filed on
October 4, 1999 on behalf of Aquila (the "Original Schedule 13D") and twenty-seven amendments thereto filed on October 8, 1999, October 14, 1999,
October 20, 1999, October 26, 1999, November 9, 1999, January 13, 2000, April
27, 2000, May 25, 2000, June 20, 2000, July 17, 2000, May 23, 2001, October 1,
2001, October 4, 2001, October 11, 2001, October 19, 2001, October 30, 2001,
November 13, 2001, November 28, 2001, February 8, 2002, February 25, 2002, March
7, 2002, March 12, 2002, March 21, 2002, March 26, 2002, May 22, 2002 and July
31, 2002 respectively, on behalf of Aquila are incorporated by reference and amended as follows.

ITEM 4.  PURPOSE OF TRANSACTION.

     On August 23, 2002, Aquila and Q Holdings LLC ("Q Holdings") entered into a letter agreement, a copy of which is attached hereto and is incorporated by reference in its entirety in this Item 4. Pursuant to this letter agreement,
Aquila sold 2,917,500 shares of Common Stock to Q Holdings on August 27, 2002.
After this sale, Aquila's ownership percentage in Quanta has dropped to 27.03%
from the previous level of 30.65%. As a result, the number of directors that
Aquila may elect to the Quanta board of directors has reduced to two from three, pursuant to the Certificate of Designation, Rights, Limitations of the Series A
Convertible Preferred Stock of Quanta dated September 21, 1999, which was filed with the Original Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     On August 27, 2002, Aquila sold 2,917,500 shares of Common Stock to Q
Holdings through a privately negotiated transaction for $8,752,500 at $3.00 per share pursuant to a letter agreement dated August 23, 2002.

     The shares of Common Stock that were sold as indicated above represent
3.79% of Issuer's outstanding securities (calculated in accordance with Rule
13d-3(d)(1)(i)(B)), or 3.59% on a partially diluted basis. In the aggregate,
Aquila beneficially owns 20,821,579 shares of Issuer's Common Stock, which represent 27.03% of Issuer's outstanding securities (calculated in accordance with Rule 13d-3(d)(1)(i)(B)), or 25.62% on a partially diluted basis.

ITEM 6.  CONTRACTS, ARRANGMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
         SECURITIES OF THE ISSUER.

     On August 23, 2002, Aquila entered into a letter agreement with Q Holdings
LLC, which is described in greater details in Items 4 and 5 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Letter Agreement between Aquila, Inc. and Q Holdings LLC, dated August 23,
2002.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 27, 2002                  Aquila, Inc.

                                          By:     /s/ Leslie J. Parrette, Jr.
                                          Name:  Leslie J. Parrette, Jr.
                                          Title: Senior Vice President, General
                                                 Counsel and Corporate Secretary

                               [Aquila letterhead]

                                 August 23, 2002

VIA FACSIMILE:  (212) 836-8211
Q Holdings LLC
c/o Kaye Scholer LLP
425 Park Avenue
New York, New York

Ladies and Gentlemen:

     This letter agreement (this "Agreement") will set forth the terms and conditions pursuant to which Aquila, Inc. ("Aquila") will sell to Q Holdings
LLC, a Delaware limited liability company ("QH"), and QH will purchase from Aquila, 2,917,500 shares of common stock of Quanta Services, Inc.
("Quanta") owned by Aquila. QH and Aquila can be referred to collectively as "Parties" or individually as "Party" under this Agreement.

     1. Number of Shares. The number of shares of common stock of Quanta that Aquila will sell to QH under this Agreement will be 2,917,500 shares (the
"Quanta Shares").

     2. Price. QH shall purchase from Aquila the Quanta Shares at US$3.00 per share.

     3. Representations and Warranties of QH. By signing this Agreement,
QH hereby makes the following representations and warranties:

     a.   QH qualifies as an "accredited investor," as such term is defined in
          Rule 501(a) of Regulation D under the Securities Act of 1933.

     b.   QH has reasonable access to, and has had sufficient opportunity to carefully review and analyze, all material information about Quanta's business, financial condition, operations and value that QH believes to be relevant to its purchase of the Quanta Shares (including, without limitation, a release of Quanta's quarterly financial results for the fiscal quarter ending June 30, 2002). QH is sophisticated and experienced in evaluating the merits and risks involving an investment in Quanta securities and the particulars of the purchase of the Quanta
          Shares. QH has the ability to bear the economic risks of its purchase of the Quanta Shares, and has been able to obtain all information required in making an informed decision regarding its investment.

     c.   QH is acquiring the Quanta Shares for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same.

     4. Representations and Warranties of Aquila. By signing this
Agreement, Aquila hereby makes the following representations and warranties:

     a.   Aquila has reasonable access to, and has had sufficient opportunity to carefully review and analyzed, all material information about Quanta's business, financial condition, operations and value that Aquila believes to be relevant to its sale of the Quanta Shares (including, without limitation, a release of Quanta's quarterly financial results for the fiscal quarter ending June 30, 2002).

     b.   At the time immediately before the completion of the sale and purchase of the Quanta Shares in accordance with this Agreement, the Quanta
          Shares shall be Aquila's absolute property free of any security, lien, encumbrance or adverse interest whatsoever and together with all benefits or entitlements applicable to such Quanta Shares, except for those transfer restrictions that might be applicable to the Quanta
          Shares pursuant to the US or Canadian securities laws.

     5. Acknowledgement and Disclaimer. QH further acknowledges that Aquila may possess certain information regarding Quanta or otherwise (including, but not limited to, its plans and intentions regarding Quanta) that QH may not possess, that such undisclosed information may be material to the value of the Quanta
Shares and is not being disclosed to QH and QH has not requested such disclosure. Aquila further acknowledges that QH may possess certain information regarding Quanta or otherwise (including, but not limited to, its plans and intentions regarding Quanta) that Aquila may not possess, and such undisclosed information may be material to the value of the Quanta Shares and is not being disclosed to Aquila and Aquila has not requested such disclosure. Neither Party has relied on any information provided by, or any representation or warranty of, the other Party, except as expressly set forth in this Agreement. Under no circumstances may a Party hold the other Party liable for not disclosing any information.

     6. Closing and Payment. Upon the execution of this Agreement by QH, each respective Party shall simultaneously do the following:

          a. QH shall immediately pay Aquila US$8,752,500.00 by wire transfer to an account designated by Aquila in writing; and

          b. Aquila shall immediately deliver to QH (i) the stock certificate(s)
     representing the Quanta Shares and (ii) the Stock Power (a sample of which is attached hereto).

     7. Governing Law and Dispute Resolution. This Agreement in all respects will be interpreted, construed and governed by and in accordance with the laws of the State of Delaware, U.S. Any disputes or disagreements arising under or related to this Agreement will be subject to the exclusive jurisdiction of the
Courts of the State of Delaware or the United States District Court for the
District of Delaware.

     8. Indemnification. Each Party acknowledges that (a) it understands the meaning and legal consequences of the representations, warranties and agreements contained herein; (b) the other Party is relying on the accuracy of such representations, warranties and agreements; and (c) the other Party would not have entered into this transaction if any representation, warranty or agreement were known to be materially false. Accordingly, each Party agrees to indemnify and hold harmless the other from and against any and all loss, damage, liability, cost or expense due to or arising out of a breach of any of its representations, warranties or agreements contained herein. This indemnity will survive the purchase and sale of the Quanta Shares herein.

     9. Binding Effect. This Agreement will be binding upon and inure to the benefit of the parties and their heirs, successors, legal representatives and assigns.

     10. Entire Agreement. This Agreement constitutes the entire agreement between the Parties pertaining to the purchase and sale of the Quanta Shares and supersedes any prior understanding.

     11. Counterparts; Facsimile Signatures. This Agreement may be
executed in several counterparts, each of which will be deemed an original and which together will constitute one and the same instrument. This Agreement may be executed by facsimile signatures.

                                     * * * *

                                         Very truly yours,

                                         By: /s/ Robert K. Green
                                         Name: Robert K. Green
                                         Title: Chief Executive Officer
                                         Date: August 23, 2002

Agreed to and accepted:

Q Holdings LLC

By: /s/ Anthony Munk
Name:   Anthony Munk
Title:  Managing Director
Date:   8.23.02